UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2006            File No.    0-30952

Rolling Thunder Exploration Ltd.

(Formerly San Telmo Energy Ltd.)

(Name of Registrant)

Suite 1950, 717 – 7th Ave SW, Calgary, Alberta, Canada T2P 0Z3

(Address of principal executive offices)

1.

News Release dated December 14, 2006

2.

News Release dated December 21, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Explanatory Note:

COMPLETION OF ARRANGEMENT

The Court of Queen's Bench of Alberta approved the Plan of Arrangement between Rolling Thunder Exploration Ltd. (the "Registrant") and San Telmo Energy Ltd. effective January 16, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo Energy Ltd., and reports filed for San Telmo Energy Ltd. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Rolling Thunder Exploration Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

(Registrant)

Dated: January 22, 2007	By: /s/ Kamelia L. Wong Kamelia L. Wong, Chief Financial Officer

NEWS RELEASE

ROLLING THUNDER EXPLORATION LTD. RELEASES THE MOST RECENT TEST
AND RE-COMPLETION RESULTS IN TEEPEE CREEK

Calgary, Alberta, December 14, 2006 – Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Company") (TSX-V: ROL.A, ROL.B; OTO: RTHXF) has completed and tested three additional wells in its Teepee Creek Doig oil pool. The Company’s 08-03-074-04W6 well (100% working interest), originally completed as a Charlie Lake gas well, has been re-completed in the Doig. On test, over a two and a half day period, the well flowed at a rate of 685 barrels of oil per day, with 1.6 Mmcf/d of associated gas. This well will be allowed to produce its new oil well test volumes of up to 15,000 barrels over the next four months and will then be subject to EUB allowable restrictions until Good Production Practice (“GPP”) can be obtained. The two recently drilled wells at 14-35-073-04W6 and 06-18-074-04W6, which have also been tested, are expected to produce at a combined rate of approximately 100 Boe/d when tied-in in early 2007.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration. com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

December 14, 2006 Press Release

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

ROLLING THUNDER ANNOUNCES CORRECTION TO DECEMBER 14TH, 2006 NEWS RELEASE

Calgary, Alberta, December 21, 2006 - Rolling Thunder Exploration Ltd. ("Rolling Thunder" or the "Corporation") (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) incorrectly identified a well in its December 14th, 2006 new release. The well identified should have been 08-16-074-4W6M not 06-18-074-4W6.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.